SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

RETEK INC.

(Name of Subject Company)

RETEK INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

76128Q109

(CUSIP Number of Class of Securities)

James B. Murdy
Corporate Controller
Retek Inc.
Retek on the Mall
950 Nicollet Mall
Minneapolis, Minnesota 55403
(612) 587-5000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Michael A. Stanchfield, Esq.
Steven C. Kennedy, Esq.
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
(612) 766-7000

☐	Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Explanatory Note
ITEM 9. EXHIBITS.
SIGNATURE

Explanatory Note

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on March 22, 2005 by Retek Inc., a Delaware corporation (the “Company”), relating to the tender offer by Ruby Merger Corp. (“Ruby Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the issued and outstanding shares of Common Stock for $11.25 per share in cash, without interest. The Company is hereby amending only those sections of the Schedule 14D-9 identified in this amendment and only to the extent noted in each section. All other sections of the Schedule 14D-9 remain unchanged. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

     The subsection of Item 8 of the Schedule 14D-9 entitled “Certain Litigation” is hereby restated in its entirety as follows:

Certain Litigation

     On March 2, 2005, a purported class action was filed against the Company’s directors in state court in Hennepin County, Minnesota, titled Braverman v. Leestma et al. The action is brought by an individual stockholder named Ira Braverman on behalf of all stockholders of the Company. The Company is not named as a defendant in the action. The threatened lawsuit alleges that the defendants breached their fiduciary duties to the Company’s stockholders in connection with the negotiation and approval of the SAP Merger Agreement. The complaint seeks injunctive relief preventing the consummation of the SAP Merger, rescission of the SAP Merger to the extent already implemented, and the award of attorneys’ fees and costs.

     On March 2, 2005, a second purported class action was filed against the Company and its directors also in state court in Hennepin County, Minnesota, titled Blakstad v. Retek, Inc. et al. The action is brought by an individual stockholder named Don Blakstad on behalf of all stockholders of the Company. The lawsuit alleges that the defendants breached their fiduciary duties to the Company’s stockholders in connection with the negotiation and approval of the SAP Merger Agreement. The complaint seeks injunctive relief preventing the consummation of the SAP Merger, rescission of the SAP Merger to the extent already implemented, and the award of attorneys’ fees and costs. Plaintiffs filed a motion for a temporary restraining order seeking, among other things, to enjoin the completion of the tender offer. The court denied that motion on April 4, 2005.

     On March 18, 2005, a purported class action was filed against the Company and its directors in Chancery Court in New Castle County, Delaware, titled Dooling v. Retek, Inc. et al. The action is brought by an individual stockholder named Timothy Dooling on behalf of the public stockholders of the Company. The lawsuit alleges that the defendants breached their fiduciary duties to the Company’s stockholders by favoring SAP America over Oracle during the acquisition process and by failing to pursue Oracle’s interest in acquiring the Company. The complaint seeks damages, injunctive relief enjoining the Company from recommending the acceptance of the SAP Offer and preventing consummation of the transactions with SAP, and the award of attorneys’ fees and costs.

     Item 8 is hereby further amended and supplemented by adding the following text to the end thereof.

Subsequent Offering Period

     The initial offering period of Oracle’s tender offer to purchase all of the outstanding shares of common stock of Retek expired at 12:00 midnight, New York City time, on Tuesday, April 5, 2005.

     On April 6, 2005, Oracle issued a press release announcing the following:

     Oracle has accepted for payment approximately 47,690,333 shares tendered in the offer. Oracle announced a subsequent offering period commencing on Wednesday, April 6, 2005 and expiring on Monday, April 11, 2005 at 5:00 p.m., New York City time. During the subsequent offering period, Oracle’s subsidiary, Ruby Merger Corp., will accept for payment and promptly pay for Retek shares as they are tendered during the subsequent offering period. Stockholders who tender shares during such period will be paid the same $11.25 per share cash consideration paid during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn. Ruby Merger Corp. may extend the subsequent offering period. If the subsequent offering period is extended, Ruby Merger Corp. will notify the depositary for the offer and issue a press release prior to 9:00 a.m. New York City time on the first business day following the date the subsequent offering period was scheduled to expire.

     The full text of the press release issued by Oracle is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.

ITEM 9. EXHIBITS.

     Item 8 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)	Press Release issued by Oracle Corporation, dated April 6, 2005 (incorporated by reference to Exhibit (a)(5)(x) to Amendment 6 to Schedule TO filed by Oracle on April 6, 2005)

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2005

RETEK INC.
By:	/s/ James B. Murdy
James B. Murdy
Corporate Controller